FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of October 2015

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

20 Ben Zion Galis Street, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Results of Annual General Meeting held on October 27, 2015

At the Annual General Meeting of shareholders held today, October 27, 2015, the following proposed resolutions set forth in the proxy statement filed under Form 6-K on September 16, 2015, were adopted:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To elect Ms. Yodfat Harel Buchris as an external director for a three-year term;

3.	To ratify and approve the employment and the terms of employment of Ms. Revital Cohen-Tzemach as an assistant to the Chief Executive Officer;

4.	To ratify and approve the general engagement terms, processes and restrictions of an Imported PCB Purchase Procedure with Nistec Ltd.;

5.	To ratify and approve the general engagement terms, processes and restrictions for the entry of the Company into a PCB Purchase Procedure with Nistec Ltd.;

6.	To ratify and approve the general engagement terms, processes and restrictions for the entry of the Company into a Soldering and Assembly Services Procedure with Nistec Ltd.;

7.
To ratify and approve the general engagement terms, processes and restrictions under which the Company may jointly acquire certain services together with Nistec Ltd. related to employee's social activities, marketing services and insurance; and

8.
To approve the appointment of Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's independent auditors, for the year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the proxy statement filed under Form 6-K on September 16, 2015.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

	By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer
Dated: October 27, 2015